New York City Comptroller John C. Liu

NEWS RELEASE

Contacts: Matthew Sweeney (212) 669-3747	May 13, 2013

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NYC COMPTROLLER, FUNDS WELCOME ISS AND GLASS LEWIS RECOMMENDATIONS AGAINST CABLEVISION DIRECTORS
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NEW YORK, N.Y. — New York City Comptroller John C. Liu today welcomed recent reports by leading independent proxy advisors ISS and Glass Lewis recommending that shareowners “withhold” votes from Cablevision Systems (NYSE:CVC) directors Zachary W. Carter, Thomas V. Reifenheiser, John R. Ryan, Vincent Tese, and Leonard Tow at the company’s May 23, 2013 annual meeting.

In an April 14 letter, Comptroller Liu called on Cablevision shareowners to oppose the re-election of the five directors, three of whom failed to receive majority shareowner support in 2010 and 2012.  The letter cited Cablevision’s fundamental lack of board accountability as well as its poor performance, excessive executive pay, and pervasive conflicts of interest involving the Dolan family, who control 73 percent of the voting power despite owning less than one quarter of the company.

The letter was filed with the Securities and Exchange Commission and is also available here:
http://www.comptroller.nyc.gov/press/pdfs/Liu-Urges-Shareowner-to-Vote-No-on-Cablevision-Directors.pdf

“We welcome the ISS and Glass Lewis recommendations for new blood on the Cablevision board,” said Comptroller Liu.  “Cablevision shareowners need directors who are accountable to our concerns, not rubberstamps for their own tainted elections and the Dolans’ bloated pay and insider deals.”

In its May 3rd report, ISS concluded:
“Support for the three members of the compensation committee — Reifenheiser, Ryan, and Tese — is not warranted. Moreover, support for the other two Class A directors, Carter and Tow, is also not warranted, as in their role as members of the de facto nominating committee for Class A directors, they have demonstrated a lack of responsiveness to shareholders by re-nominating Reifenheiser, Ryan, and Tese despite those directors’ failure to gain majority support in 2010 and 2012, and by not even acknowledging the low support in the proxy statement, or offering a rationale for their continued presence on the board.”

-more-

In its May 8th report, proxy advisory Glass Lewis & Co. said:
“In light of the board’s failure to respond to the evident desire of shareholders that Messrs. Reifenheiser, Ryan, and Tese resign, we believe that the Class A directors, acting as a group, have failed to protect shareholder interests. We think shareholders should withhold support from these directors to express continued displeasure with their ineffective board representation.”

New York City Comptroller John C. Liu serves as the investment advisor to, custodian, and trustee of the New York City Pension Funds. The New York City Pension Funds are composed of the New York City Employees’ Retirement System, Teachers’ Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund, and the Board of Education Retirement System. As of 5/10/2013, the New York City Pension Funds held a combined 532,095 shares in the Cablevision valued at $8,423,063.85.

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